July 9, 2013
BY EDGAR

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	Tumi Holdings, Inc.
Form 10-K for the Year Ended December 31, 2012
Filed March 21, 2013
File No. 001-35495

Dear Ms. Jenkins:
Set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter, dated July 1, 2013 (the “Comment Letter”), relating to the Annual Report on Form 10-K (the “Form 10-K”) for the year ended December 31, 2012, filed by Tumi Holdings, Inc. (the “Company”) with the Commission on March 21, 2013. The headings and numbered paragraphs of this letter correspond to the headings and numbered paragraphs contained in the Comment Letter, and to facilitate the Staff’s review, we have reproduced the text of the Staff's comments in italics below.
Form 10-K for the Year Ended December 31, 2012
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 32
Results of Operations, page 36
Net Sales, page 38

1.
We note net sales for each of your reportable segments increased significantly (10% or more) during each of the years ended December 31, 2012 and 2011. Please provide a draft disclosure to be included in future filings that describes known trends, events or uncertainties that are expected to have a material effect on net sales and quantify, if possible, any material impact by segment related to increases in sales volumes, introduction of new products or services, increased sales prices, or any other significant changes that impacted sales of each segment. Please refer to Regulation S-K 303(a)(3).

The Company acknowledges the Staff's comment and will provide additional description in future filings. Set forth below is an example of the Company's proposed expanded disclosure comparing net sales for the year ended December 31, 2012 with net sales for the year ended December 31, 2011 (i.e., the original paragraph appeared directly under the net sales table on page 38 of the Form 10‑K):
Net sales increased $68.6 million, or 21%, to $398.6 million in 2012 from $330.0 million in 2011. Net sales increased across all of our operating segments for the year ended December 31, 2012 compared with the year ended December 31, 2011 due principally to increased sales volume as:

•	store traffic patterns remained strong;

•	we opened 19 new company-owned stores in 2012 (offset by 2 store closings), 17 of which were in North America;

•	we continued to open new wholesale doors;

•	we continued to grow our e-commerce websites and our wholesale customers' e-commerce websites have shown positive results; and

•	customers responded positively to new product introductions.
Company-owned store openings in North America and in Western Europe remained the principal drivers of net sales growth in the Direct-to-Consumer North America and Direct-to-Consumer International operating segments as sales volume increased due to expanded distribution. Increased sales volume from wholesale door expansion, particularly in Asia, principally drove net sales growth in the Indirect-to-Consumer International operating segment. The introduction of new products, which includes the refresh of existing product offerings, helped drive traffic into both company-owned stores and our wholesale customers; however, no single new product had a material impact on net sales growth in any of our operating segments. Price increases were minimal and did not have a material impact on net sales growth. Macroeconomic trends throughout the world, including air passenger miles flown, consumer confidence and spending, the gross domestic products of major countries in North America, Europe and Asia, equity market performance and currency fluctuations, also may affect our current and future net sales; however, the effect of these trends are difficult, if not impossible, to quantify across our respective reporting segments.
Critical Accounting Policies and Estimates, page 44
Goodwill and Intangible Assets, page 45

2.
We note from your disclosure you use techniques including discounted expected future cash flows to test goodwill and indefinite-lived intangible assets for impairment. Please provide a draft disclosure to be included in future filings to expand your disclosure to clearly identify your reporting units for purposes of goodwill impairment testing and explain how you determined the reporting units identified.

The Company acknowledges the Staff's comment and will expand its disclosure in future filings. Set forth below is an example of the Company's proposed expanded disclosure identifying reporting units for the purpose of goodwill impairment testing and explaining how the Company determined the reporting units identified.

Goodwill and intangible assets
Goodwill represents the excess of the purchase price over the fair value of net assets acquired, including intangible assets.
Indefinite-lived intangible assets consist of brand/trade name. Brand/trade name and goodwill are not being amortized in accordance with the provisions of the FASB's guidance, which requires these assets to be tested for impairment annually and whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Our annual impairment testing date is the first day of our fourth quarter.
We use techniques including discounted expected future cash flows (Level 3 input), or DCF, to test goodwill and indefinite-lived intangible assets for impairment. A discounted cash flow analysis calculates the fair value by estimating the after-tax cash flows attributable to a reporting unit or asset and then discounting the after-tax cash flows to a present value using a risk-adjusted discount rate. Assumptions used in DCF require the exercise of significant judgment, including judgment about appropriate discount rates and terminal values, growth rates and the amount and timing of expected future cash flows. Although we believe the historical assumptions and estimates we have made are reasonable and appropriate, different assumptions and estimates could materially impact our reported financial results.
Our reporting units for the purpose of goodwill impairment testing are our reportable business segments: (i) Direct-to-Consumer North America, (ii) Indirect-to-Consumer North America, (iii) Direct-to-Consumer International and (iv) Indirect-to-Consumer International. Our reporting units were determined in accordance with the guidance on reportable segments in FASB ASC 280-10-50-1. There is no discrete financial information available for our operations below our reportable business segments.
Item 8. Financial Statements and Supplementary Data, page 50
Note 15. Segment Information, page F-26

3.
We note on page 6 that your products fall into three major categories: travel, business and accessories. Please tell us how you considered the guidance in FASB ASC 280-10-50-40 requiring disclosure of revenue from external customers for each product (or each group of similar products) by reportable segment. Alternatively, if providing the information is impracticable, that fact shall be disclosed. Please provide a draft of disclosures to be included in future filings.

The Company considered the disclosure requirements prescribed by FASB ASC 280-10-50-40, which provides that “a public entity shall report revenues for external customers for each product and service or each group of similar products and services unless it is impracticable to do so.” The Company refers to its product lines in order to help investors understand the wide range of products the Company sells.
The Company offers its customers a variety of sales and incentive programs, which are recorded as a reduction of gross sales and are not specifically identified or tracked by major categories. As a result, the Company has not provided quantified disclosure of net sales by major categories because it does not track net sales by major categories. Rather, the Company tracks net sales by reportable segment.
In future filings, the Company will modify disclosure in note 15 to its audited consolidated financial statements on page F-26 of the Form 10-K as follows:

The Company sells its products globally to consumers through both direct and indirect channels and manages its business through four operating segments: Direct-to-Consumer North America, Direct-to-Consumer International, Indirect-to-Consumer North America and Indirect-to-Consumer International. Although the Company's products fall into three major categories: travel, business and accessories, the Company's classification of individual product codes into these categories is fluid and dynamic; while the Company collects gross sales data, the Company does not collect financial information to derive net sales (including discounts and allowances) and markdowns by product category in sufficient detail to report such data in its financial statements in the aggregate or by segment.
* * *
The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing, please contact the undersigned at (908) 222-7861.
Sincerely,
Tumi Holdings, Inc.

By:	/s/ Michael J. Mardy
Michael J. Mardy
Chief Financial Officer, Executive Vice
President and Director

cc:    Myra Moosariparambil, Securities and Exchange Commission
Nasreen Mohammed, Securities and Exchange Commission
Jerome Griffith, Tumi Holdings, Inc.
Dwight S. Yoo, Skadden, Arps, Slate, Meagher & Flom LLP